

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 26, 2016

Via E-mail
Mr. Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas Nevada 89169

> **Re:** **Boyd Gaming Corporation**
> **Form 10-K**
> **Filed February 25, 2016**
> **File No. 001-12882**

Dear Mr. Hirsberg:

We have reviewed your May 9, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our April 26, 2016 letter.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 57

1. We note your response to our prior comment one and are still unclear how your current presentation is appropriate. Please explain to us how Rule 5-03(b)12, which allows the presentation of the equity in earnings of unconsolidated subsidiaries to be presented in a different position or in a different manner, allows for the line item to be disaggregated. In your response please explain to us how your presentation complies ASC Topic 323-10-45-1.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities